EXHIBIT 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Year Ended December 31,
	2009	2008	2007

Net income applicable to common stock	$63,158	$51,692	$95,620

Average number of common shares outstanding	16,935	16,802	16,812

Net income per share — Basic	$3.73	$3.08	$5.69

Average number of common shares outstanding	16,935	16,802	16,812
Add: Assumed exercise of stock options and vesting of stock grants	387	190	193

Common and common equivalent shares outstanding	17,322	16,992	17,005

Net income per share — Diluted	$3.65	$3.04	$5.62